EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirteen Weeks ended		Fiscal Year ended

	Apr. 30, 2005	May 1, 2004	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001

NET EARNINGS
Income from continuing operations	$58	$47	$255	$209	$162	$111	$107
Income tax expense	33	27	119	115	84	64	69
Interest expense, excluding capitalized interest	6	6	22	26	33	35	41
Portion of rents deemed representative of the interest factor (1/3)	50	45	202	177	164	157	154

	$147	$125	$598	$527	$443	$367	$371

FIXED CHARGES
Gross interest expense	$6	$6	$22	$26	$33	$35	$42
Portion of rents deemed representative of the interest factor (1/3)	50	45	202	177	164	157	154

	$56	$51	$224	$203	$197	$192	$196

RATIO OF EARNINGS TO FIXED CHARGES	2.6	2.5	2.7	2.6	2.2	1.9	1.9